Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

22 June 2020

Immutep receives A$1,437,826 R&D Tax Incentive

SYDNEY, AUSTRALIA - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”), is pleased to announce that it has received a A$1,437,826 cash rebate from the Australian Federal Government’s R&D tax incentive program. The cash rebate provided in respect of expenditure incurred on eligible R&D activities conducted in the 2019 fiscal year, mainly related to the Company’s TACTI-mel and TACTI-002 clinical study using its lead compound eftilagimod alpha (“efti” or “IMP321”), conducted in Australia.

This follows approval from AusIndustry of Immutep’s application for an Advance/Overseas Finding. Due to the Advance Finding, both Immutep’s Australian and overseas research and development activities related to the TACTI-002 Australian sites are eligible for the R&D Tax Incentive for a period of three years to 30 June 2021.

Immutep will apply the funding towards furthering its current active clinical trial programs for its lead product, eftilagimod alpha.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinicaltrials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Chief Executive Officer of Immutep Limited.